March 29, 2021

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: UGI Corporation
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 20, 2020
File No. 001-11071

Dear Ms. Nguyen:

On behalf of UGI Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 17, 2021 with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2020 (the “Form 10-K”). For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2020

General

1.We note that your forum selection provision in your Amended and Restated Bylaws identifies a state court located within Montgomery County, Pennsylvania, or if no state court located within such county has jurisdiction over such action or proceeding, the federal United States District Court for the Eastern District of Pennsylvania as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 29, 2021
provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response

We acknowledge the Staff’s comment and advise the Staff that the forum selection provision in the Company’s Amended and Restated Bylaws (the “Bylaws”) does not apply to actions arising under the Securities Act and Exchange Act and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws.

In future filings of our Annual Report on Form 10-K, we propose to add language to the “Exclusive Forum” section of our description of securities included as Exhibit 4.15, substantially to the effect that: “Such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.” We also respectfully advise the Staff that we will review our disclosure to address any material risks or uncertainties that our shareholders may encounter as a result of the forum selection provision in our Bylaws.

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Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (610) 768-3651.

Best regards,

/s/ Ted J. Jastrzebski

Ted J. Jastrzebski
Chief Financial Officer

Copy to:
M. Shawn Bort, Audit Committee Chair
Laurie A. Bergman, Vice President, Chief Accounting Officer and Corporate Controller
Monica M. Gaudiosi, Vice President, General Counsel and Secretary
Jessica A. Milner, Deputy General Counsel and Assistant Secretary
Bob Watters (Ernst & Young LLP)